U.S. Securities and Exchange Commission

                             Washington, D.C. 20549


                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           DYNAMIC IMAGING GROUP, INC.
                 (Name of Small Business Issuer in its charter)



            FLORIDA                                65-0903895
  (State of incorporation)           (I.R.S. Employer Identification No.)



3418 North Ocean Boulevard, Ft. Lauderdale, Florida                    33308
(Address of principal executive offices)                            (Zip Code)


Issuer's Telephone Number    (954) 564-1133

Securities to be registered pursuant to 12(b) of the Act:     None




Securities to be registered pursuant to 12(g) of the Act:


                          Common Stock $.001 Par Value
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS
                  -----------------------

Overview

         Dynamic Imaging Group, Inc. (the "Company"), a development stag company, was incorporated under the laws of the State of Florida in February 1999. The Company, through its wholly-owned subsidiary, Dynamic Imaging Group, Inc., a Colorado corporation is engaged in the sale, marketing and rental of portable show displays, accessories and graphics, all of which are used in the trade show and trade exhibition industry .

The Trade Show and Exhibition Industry

         Management of the Company's ("Management") market analysis shows that during the past decade companies have realized the importance of displaying their products through trade shows, conventions and company meetings. As a result, Management believes that the show and exhibition display industry has substantial growth potential both domestically and internationally.

         According to the Center for Exhibition Industry Research, the exhibitions, conventions and meetings industry contributed $79 billion to the U.S. economy, $9.57 billion of which was directly related to the design, services, shipping and promotion of trade show displays. The same source confirms the show and exhibition display system and accessory market is a rapidly growing industry, both domestically and internationally. More specifically, during the 1980s the exhibition industry reportedly grew 72% and in 1989 alone there were a total of 3,289 shows. Customer base for rental of the show display systems was 5% of the direct exhibit design dollars spent in 1996. Out of the 11,000 shows, the average show has 200 exhibitors and 60% or 1,320,000 of the exhibitors rent a show booth size that accommodates the Company's display. Management estimates that in 1999 a total of 11,000 trade shows are scheduled. By year 2001, the average exhibition is projected to span 131,900 net square feet of exhibit space, draw 470 exhibiting firms and 27,560 attendees. This projection includes both business-to-business and consumer shows. Over 500 new shows are expected to be launched by the end of 2001. Management believes the growth in the trade show and exhibits industry has created a large demand for companies to either invest in their own show display or rent a display through convention centers or local show display companies.

The Show Display Market

         During the past years there have been numerous companies manufacturing portable show displays and marketing the displays directly to the end user. Research conducted by Management revealed that the average company would only use a show display two to three times a year and that it was overly burdensome and, in some cases, cost prohibitive to purchase, transport and assemble their own show displays. Management also discovered that many companies will pass up the opportunity to participate in smaller regional shows and exhibitions due to the enormous cost in transporting and assembling the display systems.

         Based on these findings, Management created a new concept in renting show displays. The Company's niche is catering to the trade show participant who does not want the burden of purchasing, shipping and assembling their own display when they can rent a display with graphics, which can be easily assembled at a cost far below the current show display rental market. The Company will target a customer base comprised of individuals and small companies who have the ability to purchase Displays and use the Displays for their own business (including but not limited to use at trade shows, conventions, grand openings, weddings and company meetings) or allow the Company to rent their Displays for them for which they will receive a royalty.

The Company's Show Displays

         The Company's name brand displays are manufactured for the Company by Jemco Displays. The Company's displays are light weight and can be easily assembled without tools in approximately 15 minutes. The aluminum frame of the Company's displays, which expands to a preconfigured exhibit structure carry an unconditional lifetime warranty. Nylon, fabric and mylar custom covers velcro-attach to the frame giving the Company's display what Management believes is a dramatic, eye-catching effect. The display's frame also supports lighting, shelves, signage and various other interchangeable lightweight products.

         Fabric, photo panels and various graphics, which are also supplied by the Company, easily attach to the display's frame by magnetic strips strategically located on the panels. The Company's graphics available for use with its displays are laser generated, true photographic, continuous tone process, which creates the capability to take 24 inch by 12 inch poster, to a 10' X 10' foot mural and keep the image sharp and clear. Management believes this revolutionized process far surpasses the inkjet and electrostatic process at a much-reduced cost and turnaround time.

         The displays come with molded plastic shipping cases with built-in wheels for easy transporting. The shipping cases convert to a matching podium table for the display. The Company intends to have up to five support outlets strategically located in the rental areas throughout the United States for quick twenty-four hour turn a round repair service.

Marketing Philosophy and Strategy

         The Company intends to concentrate its show display marketing efforts toward smaller companies which participate in major trade shows, conventions, grand openings, weddings, company meetings, local companies with display needs, small trade shows that cater to individuals, as well as product awareness through point of purchase and point of sale.

         The Company is using the telemarketing approach to reach the highest degree of contact with potential customers in the selling of the display system. Rental of the Company's show display systems is being accomplished by using worldwide retail outlets that presently cater to the equipment rental, printing and graphics, and trade shows market. Convention centers, hotels and civic centers are also a major source of rentals for the display systems. Any show display the Company markets through rental franchise will most likely result in the payment of a fee or commission to the rental franchise on a per unit basis.

         The Company has its own public relations division that reaches over 21,000 potential clients through its mass mailing, telemarketing and direct contact. Management believes that in house public relations is a more reliable way to get the message out about the Company and will not require contracting with outside public relation firms.

         The Company currently has 12 employees, 8 of whom are involved in sales and clerical and 4 of whom are involved in management of the Company.

Competition

         Management's estimates that throughout the world there are approximately fifteen major manufactures of pop up display systems, with the leading competitors in the industry being Skyline, Nomadic, Abex, and Expo Design, all of which gives a lifetime warranty. However, at this time Management's believes that there are no nationally organized competitors offering rental service other than independents in local areas.

ITEM 2.           DESCRIPTION OF PROPERTY
                  -----------------------

         The Company maintains its executive office, sales facility and warehouse facility at 3418 N. Ocean Boulevard, Fort Lauderdale, Florida 33308. The Company leases its executive offices, sales facility and warehouse facility for $3,400 per month, $1,200 per month and $800 per month, respectively.

ITEM 3.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND SIGNIFICANT
                  --------------------------------------------------------
                  EMPLOYEES
                  ---------

         The following table sets forth the names, positions with the Company and ages of the executive officers and directors of the Company. Directors will be elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.

The Directors, Executive Officers and key employees of the Company are as follows:

         Name                               Age                        Positions Held
         ----                               ---                        --------------
Gary R. Morgan                               54                        Director, Chairman, and CEO

Roland L. Breton                             49                        Director and President

Howard I. Storfer                            42                        Director and Chief Operating Officer

Gary R. Morgan has been Director, Chairman of the Board and Treasurer of the Company since its inception in March 1998 and CEO of the Company since December 1998. Between July 1996 and March 1998, Mr. Morgan served as Chief Executive Officer of Olympus Ventures, Inc., a garment contractor and manufacturer company. Between March 1994 and July 1996, Mr. Morgan was President of Horizon International Associates, Inc., a pre-owned aircraft marketing company.

Roland L. Breton has been Director and President of the Company since March 1998. Between September 1996 and December 1998 Mr. Breton acted as Director and President of Olympus Ventures, Inc. Between November 1995 and September 1996, Mr. Breton was President of Olympus Mills, Inc., the manufacturing division of Olympus Ventures, Inc. Between October 1993 and November 1995 he was Executive Vice President of Madison Group Associates, Inc., an entertainment and fitness company.

Howard I. Storfer has been a Director and Chief Operating Officer of the Company since March 1998. Between September 1996 and March 1998, Mr. Storfer was President of All U.S. Credit Reporting, Inc., a credit profile supplier. Between March 1994 and September 1996, Mr. Storfer was a partner in Howard Storfer, MBA, P.A., a consumer credit consulting company.

Employment Agreements

         Messrs. Morgan, Breton and Storfer entered into five year employment agreements with the Company in February 1998. The agreements entitled each of the officers to (i) receive a $120,000 base salary per year; (ii) a bonus equal to 2.5% of the Company's gross profits for each year of the agreement; (iii) options to purchase 300,000 shares of the Company's common stock exercisable at $.80 per share for each year of the agreement, and (iv) an expense allowance equal to 10% of the base salary. The agreements provide for an increase of at least 10% per year in the base salary amounts. The agreements include standard non-corporate and confidential provisions.

ITEM 4.           EXECUTIVE COMPENSATION
                  ----------------------

         The following table sets forth information relating to the compensation paid by the Company during the past two fiscal years to: (i) the Company's Chairman, President and Chief Operating Officer; and (ii) each of the Company's executive officers who earned more than $100,000 during the fiscal year ended December 31, 1998:

                                            SUMMARY COMPENSATION TABLE
------------------------------------------------------------------------------------------------------------------------------
                                             Annual Compensation                 Long-Term Compensation
                                         -------------------------------------------------------------------------------------
                                                                                  Awards                      Payout
                                                                         -----------------------------------------------------
                                                                                        Securities
                                                               Other                      Under-
                                                              Annual      Restricted       Lying                  All Other
    Name and Principal                                        Compen-        Stock       Options/       LTIP       Compen-
         Position            Year      Salary      Bonus      sation       Award(s)        SARs        Payouts     sation
         --------            ----      ------      -----      ------       --------        ----        -------     ------
                                                                ($)           ($)           (#)          ($)         ($)
------------------------------------------------------------------------------------------------------------------------------
Gary Morgan, Chairman*     1998      $15,000
------------------------------------------------------------------------------------------------------------------------------
Roland Breton, President*  1998      $15,000
------------------------------------------------------------------------------------------------------------------------------
Howard  Storfer, COO*      1998      $15,000
------------------------------------------------------------------------------------------------------------------------------

*Does not include options to purchase an aggregate amount of 1,500,000 shares of the Company's common stock granted to an employment agreement dated February 28, 1998, exercisable at $.80 per share. Such options vest in five equal annual installments of 300,000 shares begging on February 28, 2000 and are exercisable for a period of seven years from the date of vesting.

Stock Options

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR
------------------------------------------------------------------------------


                               Individual Grants
-----------------------------------------------------------------------------

                                       Percent of
                          Number Of       Total
                         Securities     Options/
                         Underlying   SARs Granted  Exercise Of
                        Options/SARs  To Employees  Base Price   Expiration
          Name           Granted (#) In Fiscal Year   (S/Sh)       Date
------------------------------------------------------------------------------
Gary Morgan*              1,500,000    33.33%        N/A          N/A
------------------------------------------------------------------------------
Roland Breton*            1,500,000    33.33%        N/A          N/A
------------------------------------------------------------------------------
Howard Storfer*           1,500,000    33.33%        N/A          N/A
------------------------------------------------------------------------------

*Does not include options to purchase an aggregate amount of 1,500,000 shares of the Company's common stock granted to an employment agreement dated February 28, 1998, exercisable at $.80 per share. Such options vest in five equal annual installments of 300,000 shares begging on February 28, 2000 and are exercisable for a period of seven years from the date of vesting.

Option Exercises and Holdings
-----------------------------

       The following table sets forth information with respect to the exercise of options to purchase shares of Common Stock during the fiscal year ended December 31, 1998, of each person named in the Summary Compensation Table and the unexercised options held as of the end of the 1998 fiscal year.

                          AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END
                                                 OPTION/SAR VALUES
------------------------------------------------------------------------------------------------------------------------------
                                                                                Number of              Value Of
                                                                               Securities             Unexercised
                                                                               Underlying            In-The-Money
                                                                               Unexercised           Options/SARs
                                                                              Options/SARs          At Fiscal Year-
                                         Shares                            At Fiscal Year-End            End
                                       Acquired On           Value            Exercisable/           Exercisable/
               Name                     Exercise           Realized           Unexercisable          Unexercisable
------------------------------------------------------------------------------------------------------------------------------
Roland Breton, President                   N/A                                       0/1,500,000            N/A
------------------------------------------------------------------------------------------------------------------------------
Gary Morgan, Chairman                      N/A                                       0/1,500,000            N/A
------------------------------------------------------------------------------------------------------------------------------
Howard Storfer, CEO                        N/A                                       0/1,500,000            N/A
------------------------------------------------------------------------------------------------------------------------------

ITEM 5.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  ---------------------------------------------------
                  MANAGEMENT
                  ----------

         The following table sets forth information as of June 8, 1999, with respect to the beneficial ownership of shares of the Company's (the "Common Stock") common stock by (i) each person or entity known by the Company to be the owner of more than 5% of the outstanding shares of Common Stock, or to be under common control, (ii) each officer and director, and (iii) all officers and directors as a group.

                                                             Approximate
                                                            Percentage of
                                       No. of            Outstanding Shares
Name                                  Shares(1)          Beneficially Owned
----                                  ---------          ------------------

Gary R. Morgan(2)                     2,000,000                   36.0%
Roland L. Breton(3)                   2,000,000                   36.0%
Howard I. Storfer(4)                    500,000                    9.0%
All Officers and Directors            4,500,000                   81.0%
as a Group (3 persons)

(1) There were 5,549,710 shares of the Company's Common Stock and outstanding as of June 8, 1999.

(2) Gary Morgan is Director and Chairman of the Board of the Company. Includes 2,000,000 shares of the Company's Common Stock of the 3,500,000 owned by Horizon Associates, Inc. ("Horizon"), a corporation of which Mr. Morgan is a 57% shareholder. Does not include options to purchase an aggregate amount of 1,500,000 shares of the Company's Common Stock granted to an employment agreement dated February 28, 1998, exercisable at $.80 per share. Such options vest in five equal annual installments of 300,000 shares beginning on February 28, 2000 and are exercisable for a period of seven years from the date of vesting.

(3) Mr. Breton is Director and President of the Company. Includes 500,000 shares of the Company's common stock owned by Deborah Breton and 1,500,000 shares of Company's Common Stock owned by Horizon in which Mr. Breton is a 33% shareholder. Does not include options to purchase an aggregate amount of 1,500,000 shares of the Company's Common Stock granted to an employment agreement dated February 28, 1998, exercisable at $.80 per share. Such options vest in five equal annual installments of 300,000 shares beginning on February 28, 2000 and are exercisable for a period of seven years from the date of vesting.

(4) Mr. Storfer is Chief Operating Officer and a Director of the Company. Includes (i) 500,000 shares of the Company's Common Stock owned by Elida Storfer, Mr. Storfer's wife. Does not include options to purchase an aggregate amount of 1,500,000 shares of the Company's Common Stock granted to an employment agreement dated February 28, 1998, exercisable at $.80 per share. Such options vest in five equal annual installments of 300,000 shares beginning on February 28, 2000 and are exercisable for a period of seven years from the date of vesting.


ITEM 6.           INTEREST OF MANAGEMENT AND OTHER CERTAIN TRANSACTIONS
                  -----------------------------------------------------

         Between March 1998 and January 1999, Horizon Associates, Inc., a company controlled by Messrs. Breton and Morgan, loaned the Company approximately $7,400. As of May 31, 1999, the Company owed Horizon Associates, Inc. $2,209.

ITEM 7.           DESCRIPTION OF SECURITIES
                  -------------------------

         The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.001 per Share, and 5,000,000 shares of Preferred Stock, par value $.001 per Share. As of June 8, 1999, there were 5,549,710 shares of Common Stock issued and outstanding and no shares of preferred stock outstanding.

Common Stock
------------

         The authorized capital stock of the Company currently includes 50,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock: [i] have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; [ii] are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; [iii] do not have preemptive subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and [iv] are entitled to one vote per share on all matters on which stockholders may vote at all meetings of stockholders. All shares of Common Stock now outstanding are fully paid and non-assessable. The holders of shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 51% of such outstanding shares, voting for the election of Directors, can elect all of the Directors to be elected, if the so choose and in such event, the holders of the remaining shares will not be able to elect any of the Company's Directors. The Company's Board of Directors is empowered to take all actions necessary to increase the number of shares authorized in the Company as necessary, and subject to appropriate financing arrangements, intends to alter the capital stock structure of the Corporation.

Preferred Stock
---------------

         The Company is authorized to issue 5,000,000 shares of Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely effect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

Certain Florida Legislation
---------------------------

         Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires super majority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law and the Company's Articles and Bylaws also authorize the Company to indemnify the Company's directors, officers, employees and agents. In addition, the Company's Articles and Florida law presently limit the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties; and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

Anti-takeover Effects of Certain Provisions of the Company's Articles of
------------------------------------------------------------------------
Incorporation and Bylaws
------------------------

          paragraphs, and above under the Section entitled "Preferred Stock", may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, including attempts that might result in a premium being paid over the market price for the shares held by shareholders. Despite the belief of the Company as to the benefits to shareholders of these provisions of the Company's Articles of Incorporation, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by the Company's Board, but pursuant to which the shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also render the removal of the Company's Board of Directors and management more difficult and may tend to stabilize the Company's stock price, thus limiting gains which might otherwise be reflected in price increases due to a potential merger or acquisition. The Board of Directors, however, has concluded that the potential benefits of these provisions outweigh the possible disadvantages. Pursuant to applicable regulations, at any annual or special meeting of its shareholders, the Company may adopt additional Articles of Incorporation provisions regarding the acquisition of its equity securities that would be permitted to a Florida corporation.

                                     PART II

ITEM 1.           MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                  -------------------------------------------------
                  COMMON EQUITY AND OTHER STOCKHOLDER MATTERS
                  -------------------------------------------

         There is currently no public trading market for the Company's common stock.

         The Company is in the process of engaging Corporate Stock Transfer as the transfer agent for the Company's Common Stock. Corporate Stock Transfer is located at 370 17th Street, Suite 2350, Denver, Colorado 80202.

         The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain future earnings, if any, to finance the expansion of its business and does not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend on the Company's earnings, capital requirements, expansion plans, financial condition and other relevant factors.

ITEM 2.           LEGAL PROCEEDINGS
                  -----------------

         There are no material legal proceedings filed, or to the Company's knowledge, threatened against the Company.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                  ---------------------------------------------

                  Not Applicable.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES
                  ---------------------------------------

         In March 1998, the Company granted options to purchase an aggregate of 4,500,000 shares of Common Stock to its Officers and Directors. The options are exercisable in five equal annual installments of 900,000 beginning on February 28, 2000. The options are exercisable for a period of seven years from the date of grant at $.80 per share. Because the Officers and Directors had access to all information pertaining to the Company, the issuance was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

         In March 1999, the Company issued an aggregate of 5,000,000 shares of Common Stock to the Officers and Directors of the Company for aggregate consideration of $5,000. Such investors were founders of the Company, and therefore, had access to all information pertaining to the Company. As a result, the issuance was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

         In January , 1999, the Company issued an aggregate of 250,300 shares of Common Stock at $.50 per share to 17 investors in accordance with Rule 504 of Regulation D promulgated under the Act.

         In March 1999, the Company issued an aggregate of 299,410 shares of Common Stock at $2.50 per share to 37 investors in accordance with Rule 504 of Regulation D promulgated under the Act.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS
                  -----------------------------------------

         The Florida Business Corporation Act (the "Corporation Act") permits the indemnification of directors, employees, officers and agents of Florida corporations. The Company's Articles of Incorporation (the "Articles") and Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the Corporation Act. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as express in the act and is therefore unenforceable.

         The Articles of Incorporation and Bylaws of the Company require the Company to indemnify its Directors and officers to the fullest extent permitted by the Business Corporation Act of the State of Florida.

         The above indemnification provisions notwithstanding, the Company is aware that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as express in the act and is therefore unenforceable.

                                    PART F/S

         The financial statements and supplementary data are included herein.

FINANCIAL STATEMENTS AND EXHIBITS
---------------------------------

         The following audited Financial Statements for the Company, include the audited balance sheet at December 31, 1998, and the related audited statements of operations, changes in capital deficiency and cash flows for each of the years in the period from March 27, 1998 (inception) to December 31, 1998 and the interim financial statements as of March 31, 1999 (unaudited).

                           DYNAMIC IMAGING GROUP, INC.

                              FINANCIAL STATEMENTS




                                    CONTENTS


       Report of Independent Certified Public Accountants..................F-2

       Financial Statements for the Period from Inception (March 27, 1998) to December 31, 1998:

           Balance Sheet...................................................F-3

           Statement of Operations.........................................F-4

           Statement of Stockholders' Equity...............................F-5

           Statement of Cash Flows.........................................F-6

       Notes to Financial Statements....................................F-7-F-10


       Financial Statements as of March 31, 1999

       Balance Sheet.......................................................F-11

           Statement of Operations.........................................F-12

           Statement of Stockholders' Equity...............................F-13

           Statement of Cash Flows.........................................F-14

       Notes to Financial Statements...................................F-15-F-16

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Stockholders
Dynamic Imaging Group, Inc.
Fort Lauderdale, Florida

We have audited the accompanying balance sheet of Dynamic Imaging Group, Inc. as of December 31, 1998 the related statements of operations, stockholders' equity, and cash flows for the period from inception (March 27, 1998) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dynamic Imaging Group, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the period from inception (March 27, 1998) to December 31, 1998, in conformity with generally accepted accounting principles.




Millward & Co. CPAs
Fort Lauderdale, Florida
February 15, 1999

                           DYNAMIC IMAGING GROUP, INC.
                                  BALANCE SHEET
                                December 31, 1998



                                     ASSETS
CURRENT ASSETS:
    Cash                                                               $ 10,047
    Accounts Receivable                                                   4,507
                                                                       --------
        Total Current Assets                                             14,554

    Property and Equipment, at Cost (Net of Accumulated
        Depreciation of $560 )                                           33,126
    Security Deposit                                                      1,590
                                                                       --------
        Total Assets                                                   $ 49,270
                                                                       ========
                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accounts Payable and Accrued Expenses                              $ 31,848
    Deferred Income Taxes                                                 1,620
    Due to Affiliated Company                                             7,408
                                                                       --------
        Total Liabilities                                                40,876
                                                                       --------
STOCKHOLDERS' EQUITY:
    Preferred Stock (No Par Value; 5,000,000 Shares
        Authorized; No Shares Issued and Outstanding)                        --
    Common Stock ($.001 Par Value; 50,000,000 Shares Authorized;
        5,000,000 Shares Issued and Outstanding )                         5,000
    Additional Paid-in Capital                                           45,000
    Accumulated Deficit                                                 (41,606)
                                                                       --------
        Total Stockholders' Equity                                        8,394
                                                                       --------
        Total Liabilities and Stockholders' Equity                     $ 49,270
                                                                       ========

   The accompanying notes are an integral part of these financial statements.

                           DYNAMIC IMAGING GROUP, INC.
                             STATEMENT OF OPERATIONS
       For the Period from Inception (March 27, 1998) to December 31, 1998



REVENUES:
  Graphic Sales                                                       $  21,626
  Display Sales                                                         186,535
  Display Rental Income                                                   1,618
                                                                      ---------

     Total Revenues                                                     209,779

COST OF SALES                                                            68,370
                                                                      ---------

GROSS PROFIT                                                            141,409
                                                                      ---------

OPERATING EXPENSES:
    Advertising                                                          19,446
    Bank Charges                                                          6,344
    Depreciation                                                            560
    Dues and Subscriptions                                                  402
    Licenses and Permits                                                    316
    Office Supplies                                                       6,581
    Other                                                                   485
    Postage and Delivery                                                  5,479
    Printing and Reproduction                                             7,294
    Professional Fees                                                    34,378
    Rent                                                                 25,465
    Repairs and Maintenance                                               1,701
    Salaries                                                             45,000
    Telephone                                                            11,272
    Travel and Entertainment                                             11,613
    Utilities                                                             5,059
                                                                      ---------

        Total Operating Expenses                                        181,395
                                                                      ---------

LOSS BEFORE PROVISION FOR INCOME TAXES                                  (39,986)
                                                                      ---------

PROVISION FOR INCOME TAXES:
     Current                                                                 --
     Deferred                                                             1,620
                                                                      ---------

                                                                          1,620
                                                                      ---------

NET LOSS                                                              $ (41,606)
                                                                      =========


   The accompanying notes are an integral part of these financial statements.

                              DYNAMIC IMAGING, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
       For the Period from Inception (March 27, 1998) to December 31, 1998


                                                                                     Common Stock
                                                            Preferred Stock        $.001 Par Value       Additional
                                                           Shares    Amount      Shares        Amount  Paid-in Capital
                                                           ------    ------      ------        ------  ---------------
Shares Issued to Shareholders at Inception                    -       $ -     5,000,000       $ 5,000     $      -

Recognition of Officers Compensation on Donated Services                                                    45,000

Net Loss for the Period from Inception (March 27, 1998) to
        December 31, 1998                                     -         -             -             -            -
                                                          -----      ----    ----------      --------    ---------

Balance at December 31, 1998                                  -       $ -     5,000,000       $ 5,000     $ 45,000
                                                          =====      ====    ==========      ========    =========


(RESTUBBED TABLE)
                                                                                         Total
                                                                        Accumulated   Stockholders'
                                                                          Deficit       Equity
                                                                          -------       ------



Shares Issued to Shareholders at Inception                               $       -       $ 5,000

Recognition of Officers Compensation on Donated Services                                  45,000

Net Loss for the Period from Inception (March 27, 1998) to
        December 31, 1998                                                  (41,606)      (41,606)
                                                                        ----------      --------

Balance at December 31, 1998                                             $ (41,606)      $ 8,394
                                                                        ==========      ========



   The accompanying notes are an integral part of these financial statements.

                           DYNAMIC IMAGING GROUP, INC.
                             STATEMENT OF CASH FLOWS
       For the Period from Inception (March 27, 1998) to December 31, 1998




CASH FLOWS FROM OPERATING ACTIVITIES:
    Net Loss                                                           $(39,986)
    Adjustments to Reconcile Net Loss to Net Cash Flows
        Provided by Operating Activities:

           Depreciation                                                     560
           Recognition of  Officers Compensation on Donated Services     45,000

           (Increase) Decrease in:
             Accounts Receivable                                         (4,507)
             Security Deposits                                           (1,590)

           Increase (Decrease) in:
              Accounts Payable and Accrued Expenses                      31,848
              Due to Affiliated Company                                   7,408
                                                                       --------

Net Cash Flows Provided by Operating Activities                          38,733
                                                                       --------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisition of Property and Equipment                               (33,686)
                                                                       --------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Issuance of Common Stock                                             5,000
                                                                       --------

Net Increase in Cash                                                     10,047

Cash - Beginning of Period                                                   --
                                                                       --------
Cash - End of Period                                                   $ 10,047
                                                                       ========
SUPPLEMENTAL INFORMATION:
   Cash Paid During Year for:
       Interest                                                        $     --
                                                                       ========

   The accompanying notes are an integral part of these financial statements.

                           DYNAMIC IMAGING GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Dynamic Imaging Group, Inc. (Colorado) (the "Colorado Company") was incorporated on March 27, 1998 under the laws of the State of Colorado. The Colorado Company is authorized to issue 5,000,000 shares of its no par common stock

Dynamic Imaging Group, Inc. (Florida) (The "Florida Company") was organized under the law of the State of Florida during January 1999. The Florida Company's articles of incorporation provide for the issuance of 5,000,000 shares of its $.001 par value common stock and 5,000,000 shares of its no par value preferred stock.

During January 1999, all of the issued and outstanding stock of the Colorado Company was exchanged for all of the shares of the issued and outstanding common stock of the Florida Company. The accompanying financial statements give retroactive effect to the exchange of common stock. The Colorado Company and the Florida Company are hereinafter referred to collectively as the Company.

The Company is engaged in the sale, marketing and rental of portable show displays, accessories and graphics through an independent network of outlets though out the United States. The Company maintains its principal business operations in Fort Lauderdale, Florida.

Fair Market Value of Financial Instruments

The carrying amount reported in the balance sheet for cash, other receivables, accounts payable, and accrued liabilities approximates fair market value due to the immediate or short-term maturity of these financial instruments.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions.


Property and Equipment

Property and equipment are stated on the basis of cost less accumulated depreciation and amortization. The Company provides for depreciation on a straight-line basis over the following estimated useful lives: equipment, furniture and fixtures, 5 to 7 years.

When assets are retired or otherwise disposed of, the costs and accumulated depreciation are removed from the respective accounts and any related gain or loss is recognized. Maintenance and repair costs are charged to expense as incurred, and renewals and improvements that extend the useful lives of assets are capitalized.

                           DYNAMIC IMAGING GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock- Based Compensation

The Company uses SFAS No. 123, "Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant.

Income Taxes

The Company utilizes the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are established based on the differences between financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company provides a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment and related accumulated depreciation consisted of the following:

Furniture and fixtures                                              $    4,000
Machinery and Equipment                                                  8,212
Displays                                                                20,819
Leasehold Improvements                                                     655
                                                                    ----------
                                                                        33,686

Less: Accumulated depreciation                                           (560)
                                                                    ----------
Total                                                               $   33,126
                                                                    ==========

For the period from inception (March 27, 1998) to December 31, 1998, depreciation expense amounted to $560.

NOTE 3 - INCOME TAXES

Income taxes are computed at statutory rates on pretax income. Deferred taxes are recorded based on differences in financial statements and taxable income. The tax effect of the temporary difference that gives rise to the deferred tax liability at December 31 related to depreciation and amounted to $1,620.

                           DYNAMIC IMAGING GROUP, INC.
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                                December 31, 1998

NOTE 4 - RELATED PARTY TRANSACTIONS

A company related through common ownership advanced funds to Company for operations. These amounts are non-interest bearing, non-collateralized, and are payable on demand. As of December 31, 1998, amounts due to this related company amounted to $7,408.


NOTE 5 - STOCKHOLDERS' EQUITY

Preferred Stock

The Company is authorized to issue 5,000,000 shares of Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors.

Common Stock

During March 1998, the Company issued 5,000,000 shares of its $.001 par value common shares for $5,000.

During March 1998, the Company granted options to three officers to acquire an aggregate of 4,500,000 restricted shares of common stock at an exercise price of $.80 per share. The options have been granted to these officers at a price equal to the market value of the shares at date of grant, become exercisable in five annual installments of 900,000 shares beginning on February 28, 2000, and expire not more than seven years after the date of grant. The fair value of the option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 5.5%, and an expected live of 7 years. The fair value of options granted was minimal.

For the period ended December 31, 1998, the Company recorded officers' compensation expense of $45,000 relating to services donated to the Company.


NOTE 6 - COMMITMENTS

Employment Agreements

During March 1998, the Company entered into five (5) year employment agreements with three officers of the Company. The agreements are effective beginning on February 28, 1999 and provide for (i) an annual base salary of $120,000, plus a discretionary expense account equal to 10% of the base pay and (ii) a bonus equal to 2.5% of the Company's gross receipts for each year of the agreement, to a maximum of 10% of the gross profits. The base salary shall increase not less than 10% of the previous years base salary. Additionally, these officers were granted options to acquire 300,000 shares of common stock of the Company per calendar year in each year of employment at an exercise price of $.80 per share (See Note 5).

                           DYNAMIC IMAGING GROUP, INC.
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                                December 31, 1998




NOTE 6 - COMMITMENTS (Continued)

Operating Lease

The Company leases office space in Fort Lauderdale, Florida pursuant to operating leases. The leases generally provide for fixed monthly rental payments aggregating approximately $4,800 plus sales tax through July 2001. The Company has the option of renewing these leases for up to three years. For the period from inception (March 27, 1998) to December 31, 1998, rent expense amounted to $25,465.

At December 31, 1998, the future minimum annual rental payment under the non-cancelable operating lease is as follows:

     Year
     ----
     1999                                             $       56,100
     2000                                                     39,600
     2001                                                     21,450
                                                      --------------

                                                      $      117,150
                                                      ==============

NOTE 7 - SUBSEQUENT EVENT

During January 1999, the Company issued 250,000 shares of common stock at a price of $0.50 per share in accordance with Rule 504 under Regulation D promulgated under the Securities Act of 1933 for net proceeds of $120,000 to be used for the operations of the Company.

During February 1999, the Company issued 25,950 shares of common stock at a price of $2.50 per share in accordance with Rule 504 under Regulation D promulgated under the Securities Act of 1933 for net proceeds of $61,631 to be used for the operations of the Company.

                           DYNAMIC IMAGING GROUP, INC.
                                  BALANCE SHEET
                                 March 31, 1999

                                     ASSETS

CURRENT ASSETS:
    Cash                                                                        $  44,350
    Accounts Receivable                                                            39,547
    Due from Related Parties                                                       41,301
                                                                                ---------
        Total Current Assets                                                      125,198

    Property and Equipment, at Cost (Net of Accumulated
        Depreciation of $1,560 )                                                  119,908

    Security Deposit                                                                1,590
                                                                                ---------
        Total Assets                                                            $ 246,696
                                                                                =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accounts Payable and Accrued Expenses                                       $ 122,584
    Deferred Income Taxes                                                           1,620
    Due to Affiliated Company                                                       2,209

                                                                                ---------
        Total Liabilities                                                         126,413
                                                                                ---------

STOCKHOLDERS' EQUITY:
    Preferred Stock (No Par Value; 5,000,000 Shares
        Authorized; No Shares Issued and Outstanding)                                  --
    Common Stock ($.001 Par Value; 50,000,000 Shares Authorized;
        5,549,710 Shares Issued and Outstanding )                                   5,550
    Additional Paid-in Capital                                                    866,000
    Accumulated Deficit                                                          (201,267)
    Subscription Receivables                                                     (550,000)
                                                                                ---------

        Total Stockholders' Equity                                                120,283
                                                                                ---------
        Total Liabilities and Stockholders' Equity                              $ 246,696
                                                                                =========

   The accompanying notes are an integral part of these financial statements.

                           DYNAMIC IMAGING GROUP, INC.
                             STATEMENT OF OPERATIONS
                    For the Three Months Ended March 31, 1999


REVENUES:
  Graphic Sales                                             $  17,021
  Display Sales                                                53,986
                                                          -----------
     Total Revenues                                            71,007

COST OF SALES                                                  39,893
                                                          -----------

GROSS PROFIT                                                   31,114
                                                          -----------

OPERATING EXPENSES:
    Advertising                                                 3,155
    Auto expense                                                6,606
    Contract Labor                                             45,591
    Depreciation                                                1,000
    Dues and Subscriptions                                      1,060
    Insurance                                                   2,546
    Licenses and Permits                                          214
    Office Supplies                                             6,729
    Other                                                       8,169
    Postage and Delivery                                        3,053
    Printing and Reproduction                                   8,361
    Professional Fees                                           3,709
    Rent                                                       15,264
    Repairs and Maintenance                                     3,150
    Salaries                                                   54,330
    Telephone                                                   6,158
    Travel and Entertainment                                   20,109
    Utilities                                                   1,571
                                                          -----------

        Total Operating Expenses                              190,775
                                                          -----------

LOSS BEFORE PROVISION FOR INCOME TAXES                       (159,661)
                                                          -----------

PROVISION FOR INCOME TAXES:
     Current                                                       --
     Deferred                                                      --
                                                          -----------
                                                                   --
                                                          -----------

NET LOSS                                                    $(159,661)
                                                          ===========

   The accompanying notes are an integral part of these financial statements.

                              DYNAMIC IMAGING, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                    For the Three Months Ended March 31, 1999


                                                                                 Common Stock
                                                        Preferred Stock        $.001 Par Value        Additional     Accumulated
                                                      Shares      Amount     Shares        Amount   Paid-in Capital    Deficit
                                                      ------      ------     ------        ------   ---------------    -------
Balance at December 31, 1998                              -         $ -     5,000,000       $ 5,000     $ 45,000      $ (41,606)

Shares Issued in Connection with Offering                 -           -       549,710           550      821,000              -

Net Loss for the Three Months Ended March 31, 1999        -           -             -             -            -       (159,661)
                                                      -----       -----    ----------       -------     --------     ----------

Balance at March 31, 1999                                 -         $ -     5,549,710         5,550      866,000       (201,267)
                                                      =====       =====    ==========       =======     ========     ==========


(RESTUBBED TABLE)
                                                                          Total
                                                         Subscription  Stockholders'
                                                         Receivables     Equity
                                                         -----------     ------


Balance at December 31, 1998                             $       -       $  8,394

Shares Issued in Connection with Offering                 (550,000)       271,550

Net Loss for the Three Months Ended March 31, 1999               -       (159,661)
                                                         ---------       --------

Balance at March 31, 1999                                 (550,000)       120,283
                                                         =========       ========


   The accompanying notes are an integral part of these financial statements.

                           DYNAMIC IMAGING GROUP, INC.
                             STATEMENT OF CASH FLOWS
                    For the Three Months Ended March 31, 1999


CASH FLOWS FROM OPERATING ACTIVITIES:
    Net Loss                                                        $(159,661)
    Adjustments to Reconcile Net Loss to Net Cash Flows
        Used in Operating Activities:

           Depreciation                                                 1,000

           (Increase) Decrease in:
             Accounts Receivable                                      (35,040)
             Due to Related Parties                                   (41,301)

           Increase (Decrease) in:
              Accounts Payable and Accrued Expenses                    90,736
              Due to Affiliated Company                                (5,199)
                                                                    ---------

Net Cash Flows Used in Operating Activities                          (149,465)
                                                                    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisition of Property and Equipment                             (87,782)
                                                                    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Issuance of Common Stock                                         271,550
                                                                    ---------

Net Increase in Cash                                                   34,303

Cash - Beginning of Period                                             10,047
                                                                    ---------
Cash - End of Period                                                $  44,350
                                                                    =========
SUPPLEMENTAL INFORMATION:
   Cash Paid During Year for:
       Interest                                                     $      --
                                                                    =========

 NONCASH INVESTING AND FINANCING ACTIVITIES:
   Issuance of Common Stock for Subscription Receivable             $ 550,000
                                                                    =========

   The accompanying notes are an integral part of these financial statements.

                           DYNAMIC IMAGING GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 1999


NOTE 1 - BASIS OF PRESENTATION

The accompanying financial statements for the interim period are unaudited and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the period presented. These financial statements should be read in conjunction with the financial statements and notes for the year ended December 31, 1998. The results of operations for the three months ended March 31, 1999 are not necessarily indicative of the results for the full fiscal year ending December 31, 1999.

NOTE 2 - PROPERTY AND EQUIPMENT

At March 31, 1999, property and equipment and related accumulated depreciation consisted of the following:

Furniture and fixtures                                            $     7,000
Machinery and Equipment                                                11,467
Displays                                                              100,100
Leasehold Improvements                                                  2,901
                                                                  -----------
                                                                      121,468

Less: Accumulated depreciation                                         (1,560)
                                                                  -----------

Total                                                             $   119,908
                                                                  ===========

For the three months ended March 31, 1999, depreciation expense amounted to $1,000.

NOTE 3- LOSS PER SHARE

The Company has adopted Statement of Financial Accounting Standards No. 128 - "Earnings Per Share" ("FAS 128") which requires the dual representation of basic and diluted earnings per share for the periods ending after December 15, 1997. Basic earnings per share is computed by dividing net income, after deducting preferred stock dividends accumulated during the period, by the weighted average number of shares of common stock outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock, common stock equivalents and other potentially dilutive securities outstanding during each period.

NOTE 4- SHAREHOLDERS' EQUITY

Preferred Stock

The Company is authorized to issue 5,000,000 shares of Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors.

Common Stock

During March 1998, the Company issued 5,000,000 shares of its $.001 par value common shares for $5,000.

                           DYNAMIC IMAGING GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 1999


NOTE 4- SHAREHOLDERS' EQUITY (Continued)

Common Stock (Continued)

During March 1998, the Company granted options to three officers to acquire an aggregate of 4,500,000 restricted shares of common stock at an exercise price of $.80 per share. The options have been granted to these officers at a price equal to the market value of the shares at date of grant, become exercisable in five annual installments of 900,000 shares beginning on February 28, 2000, and expire not more than seven years after the date of grant. The fair value of the option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 5.5%, and an expected live of 7 years. The fair value of options granted was minimal.

For the period ended December 31, 1998, the Company recorded officers' compensation expense of $45,000 relating to services donated to the Company.

During January 1999, the Company issued 250,300 shares of common stock at a price of $0.50 per share in accordance with Rule 504 under Regulation D promulgated under the Securities Act of 1933 for net proceeds of $120,000 to be used for the operations of the Company.

During February and March 1999, the Company issued 299,410 shares of common stock at a price of $2.50 per share in accordance with Rule 504 under Regulation D promulgated under the Securities Act of 1933 for net proceeds of $151,550 to be used for the operations of the Company. As of June 30, 1998, subscription receivables amounted to $550,000.

NOTE 5 -COMPREHENSIVE  INCOME

During the first quarter of fiscal 1999, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. In general, comprehensive income combines net income and "other comprehensive items," which represent certain amounts that are reported as components of shareholders' investment in the accompanying balance sheet, including foreign currency translation adjustments. For the three months ending March 31, 1999, the Company had no comprehensive income.

NOTE  6 - FUTURE EFFECTS OF RECENTLY ISSUED ACCOUNTING PRONOUNNCEMENTS

SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" was issued in June 1997. This statement changes the way public companies report information about segments of their business in their annual financial statement's. This statement is effective for the Company's fiscal year ending December 31, 1999 However, information is not to be presented for interim financial statements in the first year of implementation. Adoption of SFAS No. 131 is not expected to have a material effect on the Company's financial statement disclosure.

                                    PART III

ITEM 1.           INDEX TO EXHIBITS

Exhibits          Description of Document
--------          -----------------------

3.1              Articles of Incorporation of Dynamic Imaging Group, Inc.

3.2              Bylaws of Dynamic Imaging Group, Inc.

10.1 Employment Agreement between Dynamic Imaging Group, Inc. and Gary Morgan dated March 2, 1998.

10.2 Employment Agreement between Dynamic Imaging Group, Inc. and Roland Breton dated March 2, 1998.

10.3 Employement Agreement between Dynamic Imaging Group, Inc. and Howard Storfer dated March 2, 1998.

10.4             Lease Agreement between Dynamic Imaging Group, Inc.
                 and Patricia Cheris dated June 1998.

10.5             Lease Agreement between Dynamic Imaging Group, Inc.
                 and Luisa Certain and Maria Certain dated November 19, 1998.

10.6 Lease Agreement between Dynamic Imaging Group, Ime, and Luisa Certain and Maria Certain dated May 1, 1999.

23.              Subsidiaries.

27               Financial Data Schedule.

                                   SIGNATURES

                 In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            DYNAMIC IMAGING GROUP, INC.




Date:  June 18, 1999                        By: /s/ Gary R. Morgan
                                               --------------------------------
                                                    Gary R. Morgan, Chairman


Date:  June 18, 1999                        By: /s/ Roland Breton
                                               --------------------------------
                                                    Roland Breton, President


Date:  June 18, 1999                        By: /s/ Howard Storfer
                                               --------------------------------
                                                    Howard Storfer, Chief
                                                    Operating Officer